CSB BANCORP, INC
EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three months ended		Six months ended
	June 30,		June 30,
(Dollars in thousands, except per share amounts)	2011	2010	2011	2010
Basic Earnings Per Share
Net income	$972	$921	$1,868	$1,658
Weighted average common shares	2,734,799	2,734,799	2,734,799	2,734,799

Basice Earnings Per Share	$0.35	$0.34	$0.68	$0.61

Diluted Earnings Per Share
Net income	$972	$921	$1,868	$1,658
Weighted average common shares	2,734,799	2,734,799	2,734,799	2,734,799
Weighted average effect of assumed stock options	32	—	23	—

Total	2,734,831	2,734,799	2,734,822	2,734,799

Diluted Earnings Per Share	$0.35	$0.34	$0.68	$0.61